Exhibit 2.2
AMENDMENT
TO
MERGER IMPLEMENTATION AGREEMENT
This Amendment is made as of the 23rd day of October, 2007.

BETWEEN:
COEUR D’ ALENE MINES CORPORATION, an Idaho corporation (“Coeur”)

- and -

PALMAREJO SILVER AND GOLD CORPORATION, a Canadian corporation (“Palmarejo”)

RECITALS:
               WHEREAS the parties entered into the Merger Implementation Agreement on May 3, 2007 (the "MIA”), which was amended by letter agreement dated September 24, 2007;
               AND WHEREAS the parties wish to further amend the MIA;
               NOW THEREFORE, in consideration of the covenants and agreements contained in this Amendment, the parties agree as follows:
1.	The MIA is hereby amended as follows, effective as of the date hereof:
(a)	in clause 1.1, the definition of “End Date” is hereby changed to “means December 24, 2007”; and

(b)	Annexure 1 Plan of Arrangement is hereby deleted and replaced with the Plan of Arrangement set out in the schedule attached hereto.
2.	Except as amended hereby, the MIA shall continue in full force and effect, unamended, in accordance with its terms and provisions as modified by the applicable terms and provisions of this Amendment.
3.	Defined terms in this Amendment have the meaning given to them in the MIA, and clause references in this Amendment are to clauses of the MIA.
4.	This Amendment may be signed in any number of counterparts and by the parties on separate counterparts.

               IN WITNESS WHEREOF, the parties hereto have executed this Amendment to the Merger Implementation Agreement as of the date written above.

COEUR D’ALENE MINES CORPORATION

Per:	/s/ Mitchell J. Krebs

Name: Mitchell J. Krebs Title: Senior Vice President

PALMAREJO SILVER AND GOLD CORPORATION

Per:	/s/ Alain Krushnisky

Name: Alain Krushnisky
Title: CFO

Per:

Name:
Title:

PLAN OF ARRANGEMENT
UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT
ARTICLE 1
INTERPRETATION
1.1 Definitions
     In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:
(a)	“Affiliate” has the meaning ascribed thereto in the Corporations Act;

(b)	“Arrangement” means the arrangement under section 192 of the Corporations Act on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Merger Implementation Agreement or Article 5 hereof;

(c)	“Arrangement Resolution” means the special resolution passed by the Palmarejo Shareholders at the Plan Meeting (voting together as a single class) approving the Arrangement;

(d)	“Articles of Arrangement” means the articles of arrangement of Palmarejo in respect of the Arrangement that are required by the Corporations Act to be sent to the Director after the Final Order is made;

(e)	“Bolnisi” means Bolnisi Gold NL (ACN 008 587 086), of Level 8, 261 George Street, Sydney NSW 2000;

(f)	“Business Day” means any day on which the TSX Venture Exchange is open for trading;

(g)	“Canadian Bidco” means a wholly owned subsidiary of Fairview to be incorporated in Alberta;

(h)	“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to subsection 192(7) of the Corporations Act in respect of the Articles of Arrangement;

(i)	“Coeur” means Coeur D’Alene Mines Corporation, a corporation existing under the laws of the State of Idaho;

(j)	“Coeur Share” a share of common stock of Coeur, par value, US$1.00 per share;

(k)	“Corporations Act” means the Canada Business Corporations Act, as amended;

(l)	“Court” means the Ontario Superior Court of Justice;

(m)	“CRA” means the Canada Revenue Agency;

(n)	“Depositary” means Olympia Trust Company at its offices set out in the Letter of Transmittal;

(o)	“Dissent Rights” means the rights of dissent in respect of the Arrangement described in section 3.1;

(p)	“Dissenting Holder” means any Palmarejo Shareholder who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

(q)	“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

(r)	“Effective Time” means the time specified in writing by Palmarejo and Canadian Bidco on the Effective Date;

(s)	“Fairview” means Fairview Gold Pty Ltd., currently a wholly-owned subsidiary of Bolnisi that, following the implementation of the proposed scheme of arrangement for Bolnisi, will be a wholly-owned, indirect subsidiary of Coeur;

(t)	“Final Order” means the order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(u)	“Implementation Date” means the date upon which Implementation of the Bolnisi Scheme occurs;

(v)	“Implementation of the Bolnisi Scheme” means the delivery by Bolnisi to an indirect wholly owned subsidiary of Coeur of the instruments of transfer necessary to transfer all outstanding ordinary shares of Bolnisi indirectly to Coeur, as set out in Section 4.2(b)(1) of the Bolnisi scheme of arrangement;

(w)	“Implementation Time” means the time at which Implementation of the Bolnisi Scheme is completed on the Implementation Date;

(x)	“Ineligible Overseas Shareholder” means a Palmarejo Shareholder whose address as shown in the Palmarejo register of shareholders at the Implementation Date is in a jurisdiction other than Canada or the United States, except where Coeur and Palmarejo are reasonably satisfied that the issue of Coeur Shares to the Palmarejo Shareholder is not prohibited, not unduly onerous and not unduly impracticable in that jurisdiction

(y)	“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Plan Meeting, as such order may be amended;

(z)	“ITA” means the Income Tax Act (Canada), as amended;

(aa)	“Letter of Transmittal” means the letter of transmittal forwarded by Palmarejo to Palmarejo Shareholders in connection with the Arrangement, in the form accompanying the Plan Circular;

(bb)	“Merger Implementation Agreement” means the agreement dated May 3, 2007 among Coeur and Palmarejo, as amended in accordance thereof, providing for, among other things, the Arrangement;

(cc)	“Palmarejo” means Palmarejo Silver and Gold Corporation, a corporation existing under the Corporations Act;

(dd)	“Palmarejo Shares” means the common shares in the capital of Palmarejo;

(ee)	“Palmarejo Shareholders” means the holders of Palmarejo Shares whose names appear in the register of holders of Palmarejo Shares maintained by or on behalf of Palmarejo and, where the context so provides, includes joint holders of such Palmarejo Shares;

(ff)	“Person” means an individual, corporation, partnership, limited partnership, limited liability company, joint venture, estate, association, trust, unincorporated organization or other entity of any kind or nature;

(gg)	“Plan Circular” means the notice of the Plan Meeting and accompanying Palmarejo management information circular, including all schedules, appendices and exhibits, to be sent to the Palmarejo Shareholders in connection with the Plan Meeting, as amended, supplemented or otherwise modified to be approved by the Court and despatched to Palmarejo Shareholders in accordance with applicable Law;

(hh)	“Plan Meeting” means the special meeting of Palmarejo Shareholders to be held to consider the Arrangement Resolution, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order; and

(ii)	“Regulatory Authority” means a Canadian or foreign government or a governmental, semi-governmental, administrative, fiscal, legislative, executive or judicial body, authority, department, commission, authority, tribunal, agency, entity or office or any minister of the Crown or any state or a delegate of any government.

1.2 Interpretation Not Affected by Headings, Etc.
     The division of this Plan of Arrangement into articles, sections and other portions and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to “Article” or “section” followed by a number refers to the specified Article or section of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Plan of Arrangement, including any appendices hereto, and any amendments, variations or supplements hereto made in accordance with the terms hereof or the Merger Implementation Agreement or made at the direction of the Court in the Final Order and do not refer to any particular Article, section or other portion of this Plan of Arrangement.
1.3 Rules of Construction
     In this Plan of Arrangement, unless the context otherwise requires, (a) words importing the singular number include the plural and vice versa, (b) words importing any gender include all genders, and (c) “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.
1.4 Date of Any Action
     In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.
1.5 Time
     Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal are local time (Toronto, Ontario) unless otherwise stipulated herein or therein.
1.6 Currency
     Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.
1.7 Statutes
     Any reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulations or rule which amends, supplements or supersedes any such statute, regulation or rule.

ARTICLE 2
ARRANGEMENT
2.1 Merger Implementation Agreement
     This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms part of the Merger Implementation Agreement and constitutes an arrangement as referred to in section 192 of the Corporations Act.
2.2 Binding Effect
     This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) Palmarejo, (ii) Coeur, (iii) Canadian Bidco, (iv) all Palmarejo Shareholders and beneficial owners of Palmarejo Shares, and (v) all registered and beneficial owners of options to purchase Palmarejo Shares (“Palmarejo Options”).
2.3 Arrangement
     Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order upon Implementation of the Bolnisi Scheme without any further act or formality:
(a)	the Palmarejo Shares held by any Dissenting Holders shall be deemed to have been transferred without any act or formality to Canadian Bidco (free and clear of any liens) in consideration for a debt claim against Canadian Bidco in an amount to be determined and payable in accordance with Article 3 hereof;

(b)	each Palmarejo Share outstanding on the Implementation Time and held by a Palmarejo Shareholder other than (i) a Dissenting Holder who is ultimately entitled to be paid the fair value of the Palmarejo Shares held by such Dissenting Holder or (ii) Coeur, Canadian Bidco or any Affiliate thereof, which, for greater certainty, includes Fairview (which shall not be exchanged under the Arrangement and shall remain outstanding as a Palmarejo Share held by Coeur, Canadian Bidco or any Affiliate thereof), shall be transferred without any further act or formality by the holder to Canadian Bidco (free and clear of any liens) in exchange for:
(i)	$0.004 in cash; and

(ii)	2.715 Coeur Shares;
(c)	with respect to each Palmarejo Share transferred pursuant to 2.3(a) and 2.3(b), (i) the holder of each such Palmarejo Share shall cease to be the holder of that Palmarejo Share and the name of such holder shall be removed from the applicable registers as the holder of Palmarejo Shares, and (ii) Canadian Bidco shall be recorded as the registered holder of the Palmarejo Shares so acquired and shall be deemed the legal and beneficial owner thereof (free and clear of any liens and encumbrances);

(d)	each Palmarejo Option outstanding immediately prior to the Implementation Time, whether vested or not, will be exchanged for a fully-vested Palmarejo Replacement Option to acquire from Palmarejo the number of Coeur Shares equal to the product of: (A) the number of Palmarejo Shares subject to the option immediately before the Implementation Time, and (B) 2.715 plus the portion of a Coeur Share that, immediately before the Implementation Time, has a fair market value equal to Cdn$0.004 cash, provided that if the foregoing would result in the issuance of a fraction of a Coeur Share, then the number of Coeur Shares otherwise issued shall be rounded down to the nearest whole number of Coeur Shares. The exercise price per Coeur Share subject to any Palmarejo Replacement Option shall be an amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of: (A) the exercise price per Palmarejo Share subject to such Palmarejo Option immediately prior to the Implementation Time divided by (B) 2.715 plus such portion of a Coeur Share that, immediately before the Implementation Time, has a fair market value equal to Cdn$0.004 cash (provided that the aggregate exercise price payable on any particular exercise of Palmarejo Replacement Options shall be rounded up to the nearest whole cent). Except as set out above, the terms of each Palmarejo Replacement Option shall be the same as the terms of the Palmarejo Option exchanged therefor pursuant to the Palmarejo Share Option Plan and any agreement evidencing the grant thereof prior to the Implementation Time; and

(e)	the Corporation may file an election with the CRA on the Implementation Date, to be effective on the Implementation Date, but subsequent to the steps contemplated above, to cease to be a public corporation for the purposes of the ITA.
ARTICLE 3
RIGHTS OF DISSENT
3.1 Rights of Dissent
     Palmarejo Shareholders may exercise dissent rights (“Dissent Rights”) in connection with the Arrangement in accordance with Section 190 of the Corporations Act, the Interim Order and this Section 3.1; provided that, notwithstanding Subsection 190(5) of the Corporations Act, the written objection to the Arrangement Resolution referred to in Subsection 190(5) of the Corporations Act must be received by Palmarejo not later than 5:00 p.m. (Toronto time) on the Business Day which is two Business Days preceding the date of the Plan Meeting. Palmarejo Shareholders who duly and validly exercise their Dissent Rights and who:
(a)	are ultimately entitled to be paid fair value for their Palmarejo Shares, shall be deemed to have transferred their Palmarejo Shares to Canadian Bidco as of the Implementation Time as set out in Section 2.3(a) hereof and in consideration for a debt claim against Canadian Bidco to be paid the fair value of such Palmarejo Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement in respect of such Palmarejo Shares had such holders not exercised their Dissent Rights; or

(b)	are ultimately determined not to be entitled, for any reason, to be paid fair value for their Palmarejo Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Palmarejo Shares.
     In no case shall Coeur, Palmarejo or any other person be required to recognize such holders as holders of Palmarejo Shares after the completion of the step contemplated by Section 2.3(c).
ARTICLE 4
CERTIFICATES AND PAYMENTS
4.1 Exchange of Certificates for Consideration
(a)	At or before the time of filing of the Articles of Arrangement, Canadian Bidco shall deposit with the Depositary in escrow for the benefit of Palmarejo Shareholders, cash and Coeur Shares in the aggregate amounts equal to the consideration contemplated by section 2.3(a). Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Implementation Time represented outstanding Palmarejo Shares that were exchanged for consideration, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Palmarejo Shareholder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Coeur shall cause the Depositary to deliver to such Palmarejo Shareholder, the consideration which such Palmarejo Shareholder has the right to receive under the Arrangement for such Palmarejo Shares, less any amounts withheld pursuant to section 4.3 and any certificate so surrendered shall forthwith be cancelled. The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of Canadian Bidco.

(b)	Until surrendered as contemplated by this section 4.1, each certificate which immediately prior to the Implementation Time represented Palmarejo Shares shall be deemed after the Implementation Time to represent only the right to receive upon such surrender the consideration in lieu of such certificate as contemplated in this section 4.1, less any amounts withheld pursuant to section 4.3. Any such certificate formerly representing Palmarejo Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former Palmarejo Shareholder of any kind or nature against or in Palmarejo, Coeur or Canadian Bidco. On such date, all Palmarejo Shares to which the former holder of such certificate was entitled shall be deemed to have been surrendered to Canadian Bidco and consideration to which such former holder was entitled shall be deemed to have been surrendered to Coeur.

(c)	Any payment made by way of cheque by the Depositary on behalf of Canadian Bidco or Palmarejo that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the consideration for Palmarejo Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Canadian Bidco or Palmarejo, as applicable.
4.2 Lost Certificates
     In the event any certificate which immediately prior to the Implementation Time represented one or more outstanding Palmarejo Shares that were exchanged pursuant to section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, consideration deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such consideration is to be delivered shall as a condition precedent to the delivery of such consideration, give a bond satisfactory to Canadian Bidco and the Depositary in such sum as Canadian Bidco may direct, or otherwise indemnify Canadian Bidco and Palmarejo in a manner satisfactory to Canadian Bidco and Palmarejo, against any claim that may be made against Canadian Bidco and Palmarejo with respect to the certificate alleged to have been lost, stolen or destroyed.
4.3 Withholding Rights
     Palmarejo, Canadian Bidco, Coeur and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any Palmarejo Shareholder such amounts as Palmarejo, Canadian Bidco, Coeur or the Depositary is required or permitted to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Palmarejo Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
4.4 Ineligible Overseas Shareholders
     Where a Palmarejo Shareholder is an Ineligible Overseas Shareholder in relation to the issue of Coeur Shares, the number of Coeur Shares to which the Palmarejo Shareholder would otherwise be entitled under the Plan will be issued to a nominee appointed by agreement between Palmarejo and Coeur who will sell those Coeur Shares as soon as practicable and in any event not more than 28 days after the Implementation Date (at the risk of that Ineligible Overseas Shareholder) and remit to Palmarejo the proceeds received, after deducting any applicable brokerage, costs, taxes and charges, to that Ineligible Overseas Shareholder in full satisfaction of that Ineligible Overseas Shareholder’s rights in relation to Coeur Shares under the Plan.

ARTICLE 5
AMENDMENTS
5.1 Amendments to Plan of Arrangement
(a)	Palmarejo may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by Coeur and Canadian Bidco, (iii) filed with the Court and, if made following the Plan Meeting, approved by the Court, and (iv) communicated to Palmarejo Shareholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Palmarejo at any time prior to the Plan Meeting (provided that Coeur and Canadian Bidco shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Plan Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Plan Meeting shall be effective only if (i) it is consented to by each of Palmarejo, Coeur and Canadian Bidco (in each case, acting reasonably) and (ii) if required by the Court, it is consented to by Palmarejo Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Coeur, provided that it concerns a matter which, in the reasonable opinion of Coeur, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Palmarejo Shareholder.

(e)	This Plan of Arrangement may be withdrawn prior to the occurrence of any of the events in section 2.3 in accordance with the terms of the Merger Implementation Agreement.
ARTICLE 6
FURTHER ASSURANCES
6.1 Further Assurances
     Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Merger Implementation Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.